FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2006.

Total number of pages: 7

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal Electronics Announces Tender Offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES.  THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE U.S.  THE COMPANY DOES NOT INTEND TO CONDUCT THE OFFER IN THE U.S. OR TO PERSONS RESIDING IN THE U.S.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 4, 2006, in Kyoto, Japan

Nidec Copal Electronics Announces Tender Offer

for Shares of Fujisoku Corporation

Nidec Copal Electronics Corporation (the “Company”, TSE: 6883), one of the listed subsidiary companies of Nidec Corporation (NYSE: NJ), announced that its Board of Directors today resolved to acquire shares of Fujisoku Corporation (“Fujisoku”), a privately-owned manufacturing company, by means of a tender offer (“Tender Offer”) as follows:

1. Objectives of the Tender Offer

The Company, under the new management formed in 2004, is laying the groundwork for future growth with a focus on new market exploration and is active in R&D, marketing, overseas sales networking and production expansion. Presently, the Company’s top priority is the creation of  new market opportunities for its flagship electronic circuit components, including trimmer potentiometers and switches, and the Company believes entering into a business alliance is a viable option in realizing this objective.

The Company believes Fujisoku has a global reach with a solid base of trusted customers for its strong brands of industrial operation/detection switches and a technological edge in the field of accurate measuring instruments. The Company further believes synergies with Fujisoku in R&D, manufacturing and sales will significantly enhance the Company’s product portfolio and ability to meet increasing customer requirements in the manner that increases its corporate value and drives business growth towards becoming the world’s top supplier of industrial switches.

Phoenix Capital Co.,Ltd., the General Partner of Japan Recovery Fund Ⅱand the principal shareholder of Fujisoku, has agreed to tender all shares of Common Stock it owns in Fujisoku (140,000 shares, or 94.8% of Fujisoku’s total outstanding shares) in the Tender Offer. The Board of Directors of Fujisoku passed a resolution supporting the Tender Offer on October 4, 2006.

Upon completion of the Tender Offer, Fujisoku is expected to become a consolidated subsidiary of the Company.

2. Outline of Tender Offer

(1) Basic Information of Fujisoku

a) Trade Name	: Fujisoku Corporation
b) Principal Lines of Business	: Manufacture, processing and sale of electric/electronic equipment and measurement instruments
c) Date of Incorporation	: August 7, 1947
d) Principal Office	: 1890, Sumiyoshi-cho, Kiduki, Nakahara-ku, Kawasaki-shi, Kanagawa, Japan
e) Representative	: Tsutomu Matsuo, President
f) Paid-in Capital	: Japanese yen 389,000,000 (as of March 31, 2006)
g) Total Number of Shares Outstanding	: 147,700 shares (as of September 30, 2006)

h) Major Shareholders and Shareholdings (as of September 30, 2006):
Japan Recovery Fund Ⅱ (Phoenix Capital Co., Ltd.)	94.8%
Takashi Kimura	0.7%
Mizuho Bank, Ltd.	0.3%
Kenzo Kimura	0.3%
Toshiko Uehara	0.2%
Yujiro Kimura	0.2%
Meiji Yasuda Life Insurance Company	0.2%
Yoichi Kimura	0.1%
Bank of Tokyo-Mitsubishi UFJ	0.1%
Mitsui Sumitomo Insurance Co. Ltd.	0.1%

Note 1: Phoenix Capital Co.,Ltd., the General Partner of Japan Recovery Fund Ⅱ, converted all six Fujisoku Series A Convertible Preferred Stock held as of March 31, 2006 into 120,000 shares of Fujisoku Common Stock (the “Conversion”), with the conversion ratio set at one Fujisoku Series A Convertible Preferred Stock for 20,000 shares of Fujisoku Common Stock. As a Result, the total number of Fujisoku Common Stock issued amounted to 147,700 shares as of September 30, 2006.

Note 2: As of March 31, 2006, Phoeix Capital Co., Ltd. owned 20,000 shares of Fujisoku Common Stock. Including the 120,000 shares of Fujisoku Common Stock obtained through the Conversion, the total number of Fujisoku Common Stock owned by Phoeix Capital Co., Ltd. amounted to 140,000 shares as of September 30, 2006.

Note 3: Each principal shareholder’s percentage ownership indicated above, except that of Phoeix Capital Co., Ltd., is calculated based on the number of Fujisoku Common Stock held as of March 31, 2006.

i ) Relationships with the Company:

Fujisoku has no existing relationships with the Company in terms of capital resources, transactions and human resources.

(2) Class of Shares to be Acquired through the Tender Offer:  Common Stock

(3) Tender Offer Period:   From Thursday, October 5, 2006 to Tuesday, October 31, 2006 (27 days)

(4) Tender Offer Price:   6,072 Japanese yen per share

(5) Basis of calculation:

The Tender Offer Price of 6,072 Japanese yen per share was determined by taking into consideration various factors relating to Fujisoku’s business conditions, financial and asset profile.

(6)

The Total Number of Shares to be Purchased through the Tender Offer	: 147,494 shares
The Number of Shares to be purchased through this Tender Offer	: 140,000 shares
The Number of Shares to be additionally purchased through this Tender Offer	: 7,494 shares

Note 1:  In the event that the total number of shares tendered is less than the “Number of Shares to be Purchased through the Tender offer” (i.e., 140,000 shares), none of the shares tendered will be purchased. In case the total number of shares tendered exceeds the “Number of Shares to be Purchased through the Tender offer” (i.e., 140,000 shares), all the shares tendered will be purchased.

Note 2:  No treasury shares held by Fujisoku are planned to be purchased through this Tender  Offer.

Note 3:  Any share less than one unit will not be subject to this Tender Offer.

(7) Changes in Shareholding after the Tender Offer

Number of shares owned by the Company before the Tender Offer:	0 shares (Shareholding ratio: 0%)
Number of shares owned by the Company after the Tender Offer:	140,000 shares (Shareholding ratio: 94.8%)

Note 1: “Number of shares owned by the Company after the tender offer” is the number of shares the Company will own, assuming it purchases 140,000 shares, as indicated in (7) above.

Note 2: In the event the total number of shares tendered exceeds the “Number of Shares to be Purchased through the Tender Offer” (i.e., 140,000 shares), all the shares tendered will be purchased.

Note 3: The above ownership is calculated based on Fujisoku’s total number of shares outstanding as of September 30, 2006 (i.e., 147,700 shares).

(8) Date of Public Notice of the Tender Offer:    Thursday, October 5, 2006

(9) Tender Offer Agent:    Mitsubishi UFJ Securities Co., Ltd.

Note:  Application for the Tender Offer other than through the Tender Offer Agent above will not be accepted.

(10) Funds Required for the Tender Offer:  850,080,000 Japanese yen (Planned)

Note 1:  The above amount is projected on the assumption that the “Number of Shares to be Purchased  through the Tender Offer” (i.e., 140,000 shares) is purchased at the Tender Offer Price.

Note 2:  If all of the offered shares (i.e., 147,494 shares) are purchased as indicated in (6), the maximum projected amount will be 895,583,568 Japanese yen.

3. Agreement with Fujisoku on the Tender Offer

The Board of Directors of Fujisoku has passed a resolution supporting the Tender Offer.

4. Future Prospects

Upon completion of the Tender Offer, Fujisoku will become a consolidated subsidiary of theCompany.

5. Certain Other Conditions on Purchase

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor.  The tender offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and Internet communications) of, or of any facility of a national securities exchange of, the United States of America.  Accordingly, copies of this press release and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America.  No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America.  Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will not be accepted.  No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.  No indications of interest in the Tender Offer are sought by this press release.

The release, publication or distribution of this press release in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions.  Receipt of this press release will not constitute an offer in those jurisdictions in which it would be illegal to make the Tender Offer and in such circumstances it will be deemed to have been sent for information purposes only.

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